Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, N.W. WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184
February 19, 2025
Lily Dang & John Cannerella
Office of Energy & Transportation
Division of Corporation Finance
Securities and Exchange Commission
Washington D.C. 20549

Re:	SFL Corporation Ltd.
Form 20-F for the Year Ended December 31, 2023
Filed March 14, 2024
File No. 001-32199

Dear Ms. Dang and Mr. Cannerella:
On behalf of SFL Corporation Ltd. (the “Company” or “SFL”), we are writing to respond to the comment set forth in the letter dated December 27, 2024, which was received by the Company on January 24, 2025, in which the staff (the “Staff”) of the U.S. Securities and Exchange Commission commented on the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 (“2023 Form 20-F”). The Staff’s comment and the Company’s response are set forth below.
We have reproduced below in bold italics the Staff’s comment and have provided the Company’s response immediately below the comment.
The vast majority of the Company’s response reflects considerations made contemporaneously in the preparation of the 2023 Form 20-F.
SEC Staff Comment
We note your disclosure indicating you operate within a single reportable segment, although it is unclear how this reconciles with other disclosures in your earnings releases and investor presentations on your website, which identify and focus on five market categories, including container, car carrier, tanker, dry bulk, and energy.

For example, within the investor presentations you report for each of these categories, the number and type of vessels, average contract duration, charter types, operating days, utilization, revenues, and operating expenses; and during some earnings calls you have referred to margins for particular vessels. We see that you discuss various risks that appear to be specific to the energy market category on page 15, and that drilling contract revenues for 2023 reflect a substantial increase, which was not characteristic of changes reported for the other revenue categories.
Given the foregoing, please clarify how assessing performance and allocating resources would not be oriented towards, and informed by financial metrics associated with the five market categories that you have identified, if this is your view. Please explain to us how you considered and applied the guidance in FASB ASC 280-10-50-1, 10, 11 and 12, including the guidance specific to aggregation in 10-55-7A, B, and C, if applicable, in formulting your position regarding segment disclosures.
As part of your response, please describe the information that is provided to your chief operating decision maker and the manner by which assessments of performance are conducted and decisions regarding resource allocations are made, with respect to the various market categories referenced above.
However, if additional reportable segments are identified, please submit the revisions that you propose to address the requirements in FASB ASC 280. Please also revise your disclosures as necessary to clarify how the activity that is associated with each of the market categories correlates with your financial presentation. For example, if revenues of your energy market category are synonymous with your drilling contract revenues, this should be apparent from your disclosures.
Response:
The Staff has correctly noted the discussion in the Company’s earnings releases and investor presentations that discusses five market categories. However, that discussion is focused on revenue (and revenue-related comparisons) in each of those market categories. The Company’s earnings releases do not provide operating expenses or operating income by market category. Only one slide in its investor presentations touches on operating expenses by category and this is without any further discussion. Additionally, the Company does not present any measure of operating income (that is, revenues minus operating expenses) by market category.
While each of these market categories is an important component of its business, they are not operating segments in accordance with ASC 280. Rather, they represent different market focuses or vessel types which are managed under the same strategy.

The minimal emphasis on operating expenses by category in the Company’s investor presentations, and the complete omission of such information in its earnings releases, reflects the lack of attention paid to such information by the Company’s Chief Operating Decision Maker (“CODM”) in assessing performance and making decisions about how to allocate resources to components of the Company.
Below is the Company’s consideration of the identification of operating segments as it pertains to the preparation of 2023 Form 20-F. The Company believes this summary is responsive to the points raised in the comment letter.
Identification of the Chief Operating Decision Maker
As discussed in ASC 280-10-50-5, the CODM is a function (not necessarily an individual) that allocates the resources of the reporting entity and assesses the performance of its segments. Decisions about the entity’s resource allocation and assessment of the entity’s businesses are made by the Company’s Board of Directors (the “Board”). The Board of SFL also includes the Chief Executive Officer (“CEO”), who is involved in strategic decisions. The Board approves all major capital expenditures, vessel acquisitions, disposals, long-term charter agreements, and financing transactions amongst other key decisions and does not have a fixed chairman.
In 2023, the employees who reported directly to the CEO are the Chief Operating Officer (“COO”), Chief Financial Officer (“CFO”) and Senior Vice President – Business Development. Since January 2024, the Senior Vice President – Energy also began reporting directly to the CEO. These individuals are considered members of the senior management team of SFL. Due to the high number of major capital expenditures, vessel acquisitions, disposals, long-term charter agreements, financing transactions amongst other potential opportunities, which are screened by the Company, it is necessary that the senior management, together with the CEO, makes an initial decision about which proposals should be presented to the Board for consideration. However, the final decision is made by the Board as a whole.
Based on the Company’s structure, it concluded that the Board constitutes the CODM. As a collective, the Board reviews the Company’s performance and makes decisions regarding the allocation of resources including capital investment in asset acquisitions and disposals, financing, long term charter agreements, key management hiring and other significant business decisions.
Strategy of the Company
The Company’s strategy as stated in Item 4.A of the 2023 20-F is “to generate stable and increasing cash flows by chartering our assets primarily under medium to long-term bareboat or time charters.”

The CODM’s allocation of resources is not based on asset class, rather it is asset class neutral and instead pursues opportunities in line with the Company’s strategy.
The Company would not plan to purchase a vessel or rig where it has not secured a medium or long term charter. In the last five years to December 31, 2023, the Company has acquired 28 vessels, all of which were secured on medium or long term charters at the time of the acquisition.
The Company’s disclosures in Item 4.A of its Form 20-F for the years ended December 31, 2021, 2022 and 2023 shown below further demonstrate its strategy.
“Acquisitions
Year ended December 31, 2021:
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In April 2021, we entered into an agreement with the Volkswagen Group to build and charter out two newbuild dual-fuel 7,000 CEU car carriers designed to use liquefied natural gas (“LNG”). The charter period is 10 years from delivery in 2023, and until the new vessels are delivered, the Volkswagen Group has chartered the two existing car carriers SFL Composer and SFL Conductor.

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In August 2021, we acquired and took delivery of the 2013-built SFL Maui and the 2014-built SFL Hawaii, both with approximately 6,800 TEU carrying capacity. Upon delivery, the vessels each immediately commenced a six year time charter to Maersk.

•
Also in August 2021, we entered into an agreement with Kawasaki Kisen Kaisha Ltd. (“K Line”) to build and charter out two additional newbuild dual-fuel 7,000 CEU car carriers designed to use LNG. The charter period is 10 years from delivery of the vessels in 2024.

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In September 2021, we acquired and took delivery of the 2020-built Maersk Zambezi which has a 5,300 TEU carrying capacity. Upon delivery, the vessel was chartered to Maersk on a time charter basis for approximately seven years.

•
In September 2021, we also acquired and took delivery of another two container vessels with 14,000 TEU carrying capacity, the 2013-built, Thalassa Patris and the 2014-built, Thalassa Elpida. Both vessels were on time charter to Evergreen Marine Corporation (Taiwan) Ltd (“Evergreen”) and we agreed to continue the obligations on these existing charterers. The two vessels are sister vessels to the four existing vessels we already had on charter to Evergreen.

•
In December 2021, we acquired and took delivery of the 2019-built Suezmax tanker Marlin Santorini. Upon delivery, the vessel commenced a five year time charter to Trafigura Maritime Logistics Pte. Ltd (“Trafigura”).

•	In December 2021, we acquired and took delivery of two 2015-built LR2 product tankers Front Puma and Front Tiger. Upon delivery, the vessels each commenced a five year time charter to Trafigura.”

Year ended December 31, 2022:
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In January 2022, we acquired and took delivery of two LR2 product tankers SFL Lion and SFL Panther, built in 2014 and 2015 respectively. Upon delivery, the vessels commenced five-year charters to Trafigura Maritime Logistics Pte Ltd (“Trafigura”).

•
In January 2022 and February 2022, we acquired and took delivery of two 2019-built Suezmax tankers, Marlin Sicily and Marlin Shikoku, respectively. Upon delivery, the vessels commenced five-year charters to Trafigura.

•
In August 2022, we agreed to acquire four 2015 and 2020 built modern eco-design Suezmax tankers, in combination with six-year charters to a subsidiary of Koch Industries. The vessels were delivered to us between September 2022 and November 2022.

•
In September 2022, we agreed to acquire two newbuild eco-design feeder container vessels, Maersk Phuket and Maersk Pelepas. The two vessels were delivered to us in September and November 2022, respectively, and immediately commenced seven-year charters to Maersk.

•	In November 2022, we took delivery of a 4,900 CEU car carrier, Arabian Sea, in combination with a six-year charter to Eukor.
Year ended December 31, 2023:
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During the year ended December 31, 2023, we had paid total installments and related costs of $158.4 million in relation to two dual-fuel 7,000 CEU newbuilding car carriers designed to use LNG under construction. The first of the vessels, Emden was delivered in September 2023, while the second vessel, Wolfsburg, was delivered in November 2023. On delivery, the vessels performed a voyage charter for an Asia based operator from Asia to Europe, and thereafter, the vessels started a 10-year time charter to Volkswagen Group.

•
Also, during the year ended December 31, 2023, we had paid total installments and related costs of $83.9 million in relation to another two dual-fuel 7,000 CEU newbuilding car carriers under construction. One of these vessels, Odin Highway, was delivered from the shipyard in January 2024 and immediately commenced a 10-year time charter to K Line. The second vessel, Thor Highway, is also expected to be delivered during the first half of 2024 and will immediately commence a 10-year time charter to K Line.”

The Company is focused on maritime infrastructure investment, rather than operating as a traditional shipping company. This approach aims to avoid the volatility typically associated with market cycles and emphasizes the pursuit of stable and predictable revenue streams, regardless of asset type or market category. The CODM is solely responsible for this strategic direction and would determine if any changes are to be made in the future.

Identification of Operating Segments
The Company considered several sources of information when identifying its operating segments, including its organizational structure, information regularly reviewed by the CODM, Resource Allocation Decisions, the level at which budgets are reviewed and approved by the CODM, and an understanding of Senior Management’s Performance Assessment. As per ASC 280-10-50-1, an operating segment is a component of a public entity that has all of the following characteristics:
a.	It engages in business activities from which it may recognize revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).
b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.
c.	Its discrete financial information is available.
In consideration of ASC 280-10-50-1(a), the Company generates its revenues from the charter hire of its vessels and offshore related assets, and freight billings. Revenues are generated from time charter hire, bareboat charter hire, direct financing lease interest income, sales-type lease interest income, leaseback assets interest income, direct financing lease service revenues, profit sharing arrangements, drilling contract revenue, voyage charters and other freight billings. Similarly, the Company incurs costs in order to fulfil each of the various contract types in addition to general administrative and financing costs. Based on this information, the Company earns revenue and incurs expenses for each individual vessel or rig, and each of these components meets the criteria for “engaging in business activities for which it may earn revenues and incur expenses.”
Information regularly reviewed by the CODM
In accordance with ASC 280-10-50-1(b), one of the requirements to be an operating segment is that operating results for the component must be regularly reviewed by the CODM to allocate resources and assess performance.
Although a Management Report (“MR”) is prepared by the accounting team and sent to senior management each quarter, the financial information presented and reviewed by the Board as CODM in the “Board Pack”, only includes an executive summary, the income statement, balance sheet, cashflow statement and a schedule showing Adjusted Earnings Before Interest, Tax, Depreciation and Amortisation (“EBITDA”)1.
The Executive Summary includes consolidated financial information down to net income and regularly includes a discussion of revenue by market category, in addition to discussion of significant financing transactions, acquisitions or dispositions during the quarter. Only in the event of something unusual would this section mention operating expenses for a particular market category. The EBITDA schedule that the CODM reviews shows the charter hire income received from the various asset types, net of voyage expenses, which are a very small portion of operating expenses.2 This figure is essentially equivalent to revenue less direct selling costs, with no other costs deducted. This schedule does not include any allocation of other vessel or rig operating costs, vessel management expenses, profit share or depreciation to the various asset types, and the Board does not see such information. Therefore, it cannot be used to compare the profitability of the various vessel or rig types, as the allocation of operating costs would be essential to reviewing the profitability of different asset types. Profit by market category or by vessels or rigs is also not presented anywhere in the MR as senior management does not review this information either.

1 Estimated Fixed Charter Contribution (EBITDA) Schedule.
2 For example, in the fourth quarter of 2023, voyage expenses were approximately $3.1 million of $136.6 million in total operating expenses (Income Statement).

Liquidity is monitored by the CODM through quarterly reviews of the Company’s liquidity projections which is also prepared at a consolidated level.
In addition to the quarterly results financial information, the CODM also receives and reviews an asset status memo on a quarterly basis. It provides them with a breakdown of the portfolio by customer and discusses key metrics for vessels, such as the Time Charter Equivalent per day, scrubber profit split and the percentage difference of actual to budgeted operating expenses for the quarter. The key information provided keeps the CODM updated of any issues relating to the operation of vessels and rigs and allows the CODM to make informed decisions on the portfolio customer by customer rather than by asset class. It details the current working relationship with each counterparty, whom the Company may wish to pursue further business with, in the future.
Other items presented to the CODM on an annual basis, include a high-level summary of the technical budget for fleet operations presented by the COO to the CODM for approval. No detailed financial breakdown by asset type is provided to the CODM. The spending by these third-party technical managers is monitored regularly against the approved budget at a vessel level by the Company’s technical supervision staff who report directly to the COO. However, the CODM does not receive reports regarding these items.
Resource Allocation Decisions
The major decisions regarding allocation of resources are centred around the purchase and disposition of maritime infrastructure assets. The CODM assesses each investment decision irrespective of the historical results of assets within the same class. The market that a vessel or rig operates in is considered only to the extent that supply and demand fundamentals are reviewed to determine whether a decrease in the value of the asset might be expected. A potential investment must have an expected return which meets or exceeds the expectations of its investors.
The Company’s strategy is to acquire maritime infrastructure assets which can be fixed on long term charters, and for which reasonable financing can be obtained so that cash flow is predictable. A strong counterparty and the availability of financing are crucial when determining future cash flows. The class of asset is not a significant consideration. There is no set budget or exposure risk for assets of a certain class. Each investment decision is made based on the expected return on investment to shareholders.

Several criteria are reviewed by the CODM when a purchase transaction is contemplated.  A typical example of an acquisition proposal memo presented to the CODM was for the purchase of 1 x 4900 CEU PCTC with long term charter to Eukor. The proposal memo summarized the key considerations presented to the CODM as follows:
•	Counterpart - The financial health of the counterparty and reputation.
•	Asset quality - This includes the age of the asset, the shipyard in which it was built, size, energy efficiency and other design features.
•	Market - The historical and expected future performance of the market the asset operates within and expected useful life for this type of asset.
•	Financing - The availability of attractive financing.
•
Yield - This includes the estimated return on capital and return on equity at the end of the charter period under the worst, medium and best scenarios in relation to the value of the asset at the end of the charter. It highlighted that, even under the worst-case scenario, if the Company could only sell the asset for its scrap value, the return on capital or equity would still be positive and reasonable.

Management believes that the type of vessel or rig is not relevant to the Company’s decision. Each resource allocation decision is appraised as an opportunity independent of the performance of other assets of that type. The majority of vessels acquired, or new assets constructed have long term charters attached prior to announcements as the Company mainly makes acquisition decision with profitability planned out pre-acquisition.
Similarly, the disposal of a vessel or rig often occurs due to a charterer exercising purchase options at the end of a charter fixed term period. If this does not occur, or if the charterer does not have a purchase option, the Company will seek to secure another long-term charter when a vessel or rig is redelivered. However, opportunities are sometimes constrained by the age of the vessel or a downturn in the market. In these cases, the Company will trade in the short-term market until a sale or medium to long term charter opportunity arises. For example, the Chemical Tankers, SFL Weser and SFL Elbe, were on long term charters with Sinochem Shipping Co. Ltd. which ended in June and November 2021, respectively. After these dates, the vessels were employed in the spot market and, in February 2023, certain agreements were signed for their disposals. Vessel purchase options that are incorporated into charter agreements are first evaluated during the initial investment decision when the vessel is acquired or when a charter party is entered into.
The way in which the CODM makes investment decisions is evidenced through review of the CEO’s remarks in the quarterly earnings calls. The same comments by the CEO are often reiterated in each quarterly results meeting from an overall review of transcripts. For example, the CEO has made the following comments on how SFL invests in its earnings calls:
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In the first quarter of 2020 earnings call, the CEO responded to a query from an analyst regarding the announcement of a new VLCC acquisition and the type of deals SFL is looking for. The CEO responded “Well, I would say, we are deal and segment agnostic. We look at time charter deals, we look at bareboat deals, and we could even look at financing structures for that matter. It’s all about risk adjusted return for shareholders.”

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In the second quarter of 2022 earnings call, the CEO responded to a query from an analyst regarding whether SFL would consider investing in larger VLCCs or Suezmaxes because the tanker cycle was looking attractive. The CEO confirmed that “you can say academically, we would invest in any sector. It’s all about how you structure the transaction, how you manage risk. So, you could say we would still look at containerships, but it’s got to be with very strong counterparties and structured so we can effectively amortize it over the charter period to more of a mid-cycle depreciated value. So that all goes into that equation before we decide on how we’re going to go forward with an acquisition or not.”

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In the fourth quarter of 2022 earnings call, the CEO confirmed, “we do not have a set mix in the portfolio, focus is on evaluating deal opportunities across the segments and trying to do the right transactions from a risk reward perspective. Over time, we believe this will balance itself, but we try to be careful and conservative in our investments, with a focus on technology and transition over time to more fuel-efficient vessels.”

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In the third quarter of 2023 earnings call, the CEO confirmed, “Our fixed rate backlog stands at approximately $3.4 billion and importantly, the backlog is concentrated around long-term charters to very strong end users. This transition has been gradual as we have changed the business model from a maritime leasing company to maritime infrastructure provider over the last 10 years. This includes switching from primarily bareboat charters or financing arrangements to long-term time charters to end users.”

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In the fourth quarter of 2024 earnings call, the CEO confirmed: “Thank you. Generally, I would say, we are segment agnostic. So for us, it’s all about doing the right deals with the right structure, with the right counterparties and with the right type of economics.”

Based on the factors described above, the Company determined that the CODM regularly reviews the Company’s operating results at the consolidated level. Thus, in relation to ASC 280-10-50-1(b), the CODM reviews the operating results of the Company’s single reportable segment and does not regularly assess operating results at the component level.
In relation to ASC 280-10-50-1(c), as noted above, the CODM only receives discrete financial information in the quarterly Board Pack and the charter hire income by asset type presented in the EBITDA schedule included in this does not have sufficient information to make key operating decisions and allocate resources. Also as stated above, the EBITDA schedule has charter hire net of voyage expenses only and does not include any allocation of other vessel or rig operating costs which would be essential to assess performance or make resource allocation decisions regarding a market category or asset class. The consolidated results represents the lowest level where sufficient discrete financial information is available to the CODM for use in making operational decisions and resource allocation, on a regular basis.
In addition, the Company also considered the guidance in FASB ASC 280-10-50-10, 50-11, and 50-12, including the specific aggregation guidance in ASC 280-10-55-7A, 7B, and 7C. However, given the Company’s conclusion above that it operates with only one reportable segment, the aggregation of multiple segments or related disclosures is not applicable.

Organizational Structure and Lack of Segment Managers
As outlined in ASC 280-10-50-7, operating segments are typically managed by a segment manager who has direct accountability to, and maintains regular contact with, the CODM. The senior management team of SFL does not manage specific asset categories exclusively; rather, they oversee the entire fleet. They report to the CEO and not directly into the CODM and do not run any segregated departments of their own and have with direct reports.
SFL is a company that has a lean organizational structure. As of December 31, 2023, the Company had only 20 employees based across subsidiaries in Norway, the United Kingdom, Singapore and Cyprus. The Company engages independent management companies to provide technical management services for the Company’s vessels and rigs. Additionally, certain managerial, advisory, support, and administrative functions, including corporate services for its fleet, are contracted to related parties such as Frontline Management, Seatankers Management Norway AS, Seatankers Management Co. Ltd., Front Ocean Management AS and Front Ocean Management Ltd. In the Company’s Oslo office, there were nine employees in 2023, which includes the senior management team, responsible for the operations, financing and chartering of the entire fleet of the Company’s vessels and rigs. In addition, in 2023, there were seven employees based in the London office who were part of the accounting team, three employees in Singapore who were part of a post fixture management team, and one employee in Cyprus in an accounting role.
None of the senior managers are solely responsible for the management of a particular asset category. Although, the SVP – Energy was appointed at the beginning of 2024, he has responsibility to manage the projects and activities of the rigs. The SVP – Energy was previously a Vice President, Finance & Investor Relations in SFL and has a background in finance. He also still works on non-rig related activities for the Company as well as a fifth of his time partially being outsourced to a related company. The SVP – Energy appointment was made to address the growing statutory reporting and filing demands for the rigs and to enhance coordination with Odfjell as its technical manager, in marketing the rig, Hercules, as well as managing the accounting and reporting of operations for both the rigs, Linus and Hercules. However, the CODM still make final decisions on employment of and investments in the rigs. Additionally, other members of the senior management team are involved in formulating all transactions, including those related to the rigs, proposed to the CODM. For example, the CFO signed the rig management agreements and was key to the negotiations with the rig managers.

Performance Assessment
ASC 280 requires a company to disclose financial information by operating segments, including how performance is evaluated and measured. Bonuses in SFL are not linked to the financial performance of particular asset types and no employees have performance goals or key performance indicators linked to particular asset categories rather these are fully discretionary and based on the overall consolidated performance of the Company as a whole.
Reasons for Market Categories Information Presented to Investors
Typically, companies who operate in the shipping industry specialise in one asset class such as tankers, liners or dry bulkers and there are specialist analysts looking at each asset class. The Company maintains a relationship with analysts and tries to provide information grouped by asset class to facilitate them.
While analysts in the shipping industry often present information by vessel and rig type, the Company’s strategy is to acquire vessels and fix them on long-term charter contracts, thereby receiving a steady income stream which allows the Company to continue to pay quarterly dividends to investors and avoid as much as possible the earnings volatility characteristic of the different market cycles. The Company seeks out such opportunities regardless of asset class. The Company might invest or divest in several of the same type of assets at a particular time - this is not a decision driven by the type of asset but by the availability of profitable long-term charter opportunities and quality counterparties.
Other Considerations
The Staff has noted that drilling contract revenues increased significantly in 2023, which was not the case for any other market categories. This reflects an unusual and unintended situation that does not reflect the Company’s strategy in managing the business. Unfortunately, one of the Company’s lessees, Seadrill, declared bankruptcy in 2021 and emerged from Chapter 11 in 2022. As a result, three rigs previously leased to Seadrill had their leases effectively terminated. One of the rigs was decommissioned, but the Company took repossession of the other two vessels in late 2022. The Company determined in 2023 that the best use of these rigs was to fulfil an existing drilling contract for one rig and enter into a new drilling contract for the other.  Because of that, the Company generated, for the first time, drilling contract revenues in late 2022, which grew significantly in the second half of 2023. The initial process of securing these rigs on long-term bareboat charters with Seadrill for predictable cash flows and the subsequent decision process that led to these drilling contracts did not differ from the process used in other maritime infrastructure investments. This decision was aligned with the Company’s overall strategy to fix its assets on long-term contracts and make decisions that are focused on maximizing returns to investors. Such resource allocation decisions are made in this manner across the entire Company. Any significant capital investment decisions and contracts are evaluated in the same way as other investment decisions, using the same criteria with the ultimate decisions made by the CODM.

Summary
The Company believes that it operates within a single reportable segment.
This is because the CODM does not review operating results by market category or asset type when making decisions about resource allocation or performance assessment. The Company’s strategy is focused on long-term, predictable cash flows and the efficient allocation of resources across the entire fleet, irrespective of asset type or market category. The CODM makes key decisions about allocating resources based on forward-looking information about particular contract opportunities, reflecting the fact that the Company’s strategy is to match assets with long-term contracts to provide predictable cash flows. As such, historical operating results do not provide the information needed for investment decisions.
Furthermore, while limited information regarding revenue and operating expenses by category is prepared, and not reviewed by the CODM, it can occasionally be used to respond to analysts, and not for managing the Company. Employees are not dedicated to particular asset type, and no compensation or key performance indicators are tied to specific market categories. The Company believes that its segment presentation in the 2023 Form 20-F was consistent with the guidance in ASC 280. Following the implementation of ASU 2023-07, the Company plans to include the additional disclosures requirements of this ASU in the Annual Report on Form 20-F for the year ending December 31, 2024.
*****

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Keith J. Billotti of Seward & Kissel LLP, outside legal counsel to the Company, at (212) 574-1274.
Sincerely,

By:	/s/ Keith J. Billotti
Name:	Keith J. Billotti